40-33

Branch 18
811-01474
(Invesco Stock Funds)

AIM INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

October 4, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc. and A I M Distributors, Inc.

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc. and A I M Distributors, Inc., one copy of **Defendants' Objection to Plaintiff's First Interrogatories and Requests for Production of Documents to Defendants** in *Herman C. Ragan, et al. v. INVESCO Funds Group, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes / v.v.

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\litigation\Ragan v INVESCO and AIM\Corr\L-100404SEC.doc
100404 (1) vxv

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF GEORGIA

DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated, Plaintiff, VS. INVESCO FUNDS GROUP, INC. and A I M DISTRIBUTORS, INC., Defendants.	)	CIVIL ACTION FILE NO. CV 304-031

DEFENDANTS' OBJECTIONS TO PLAINTIFF'S FIRST INTERROGATORIES AND REQUESTS FOR PRODUCTION OF DOCUMENTS TO DEFENDANTS

NOW COME Invesco Funds Group, Inc. and A I M Distributors, Inc., defendants in the above-captioned matter, and object to plaintiff's First Interrogatories and Requests for Production of Documents to Defendants as follows:

PRELIMINARY NOTE: On September 2, 2004, plaintiff served his First Interrogatories and Requests for Production of Documents to Invesco Funds Group, Inc. and A I M Distributors, Inc. ("these defendants"). On September 8, 2004, this Court, after hearing oral argument on these defendants' motion to transfer, provisionally denied said motion and ruled that the plaintiff could "proceed with limited discovery on matters which are reasonably calculated to address the issues of venue and transfer." (September 8, 2004 Order at p.2).

After the entry of this Court's Order, the undersigned contacted local counsel for the plaintiff and asked if he were going to serve redrafted discovery to address the issues of venue and transfer. On September 16, 2004, the undersigned was resent the originally served discovery with asterisks by the paragraphs the plaintiff contended dealt with the issues of venue and transfer.

A copy of plaintiff's discovery identified with an asterisk is attached as Exhibit "1".

EXHIBIT "A"
INTERROGATORIES

GENERAL OBJECTIONS

1. These defendants object to each interrogatory to the extent that it seeks information protected by the attorney-client privilege, the work product doctrine, the self-critical analysis privilege, the common interest rule or other applicable privileges.

2. These defendants object to each interrogatory to the extent that it is vague, ambiguous, overly broad, unduly burdensome or oppressive.

3. These defendants object to each interrogatory to the extent that it seeks information of a sensitive commercial nature, and is requested in the absence of an appropriate and effective confidentiality order.

SPECIFIC RESPONSES AND OBJECTIONS

Subject to and without waiving the foregoing objections and specifically relying thereon, these defendants respond and object to the plaintiff's individually numbered interrogatories as follows:

1. Please identify the person answering these interrogatories on your behalf and all persons assisting in answering the interrogatories.

RESPONSE: *Plaintiff has relieved these defendants from responding to this interrogatory.*

6. Please identify all insurance policies known by you to provide coverage for the claims set out in the Complaint. As to each such policy, please set forth the issuer of the policy, the policy number, the limits of coverage and any defenses to coverage.

RESPONSE: *Plaintiff has relieved these defendants from responding to this interrogatory.*

7. Identify all directors who have voted for or against plans to charge 12b-1 fees to investors in funds after the sale of shares in the fund have been closed.

OBJECTION: *These defendants object to Interrogatory number 7 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

8. Identify all directors who have voted for or against plans to charge 12b-1 fees to investors in funds wherein other investors in the same fund are charged lesser 12b-1 fees or no 12b-1 fees.

OBJECTION: *These defendants object to Interrogatory number 8 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

9. Identify all entities to whom payments have been made from 12b-1 funds collected from members of the proposed class and state the date and amount of each such payment.

OBJECTION: *These defendants object to Interrogatory number 9 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

10. Identify all parties who have made presentations or prepared reports that were presented to the board members that approved implementation or continuation of 12b-1 plans that charged fees to members of the proposed class.

OBJECTION: *These defendants object to Interrogatory number 10 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

11. Identify all persons who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1 fees to fund investors after the distribution of shares in the fund had closed.

OBJECTION: *These defendants object to Interrogatory number 11 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

12. Identify all persons who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1 fees to some investors in a fund, but not to other investors in the same fund.

OBJECTION: *These defendants object to Interrogatory number 12 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

EXHIBIT "B"

REQUESTS FOR PRODUCTION OF DOCUMENTS

GENERAL OBJECTIONS

1. These defendants object to so much of the Requests for Production of Documents as required disclosure of material protected by the attorney-client privilege, the work product

doctrine, the self-critical analysis privilege, the common interest rule or other applicable privileges.

2. These defendants object to plaintiff's requests to the extent that the plaintiff construes any requests to seek the opinions of consulting experts.

3. These defendants object to each request to the extent that it seeks information of a sensitive commercial nature, and is requested in the absence of an appropriate and effective confidentiality order.

SPECIFIC RESPONSES AND OBJECTIONS

Subject to the General Objections set forth above, which are specifically incorporated in each and every objection below, these defendants respond and object to the plaintiff's requests as follows:

1. Each and every report or correspondence between you or a representative on your behalf and any insurance carrier, experts retained on your behalf or any other entity regarding the incident which is the subject matter of this litigation.

RESPONSE: *Plaintiff has relieved these defendants from responding to Request number 1.*

2. Copies of all documents and tangible things which are in any way relevant to this action or are calculated to lead to the discovery of relevant information, including: all writings, drawings, graphs, charts, correspondence, memoranda, notes, diaries, reports, summaries, statements and worksheets, whether made or obtained by you, any other party to this action, your attorneys, consultants of your attorneys, your insurance company or its agents.

RESPONSE: *Plaintiff has relieved these defendants from responding to Request number 2.*

3. Copies of all insurance policies providing liability coverage for the events described in the Complaint.

RESPONSE: *Plaintiff has relieved these defendants from responding to Request number 3.*

4. Copies of all documents which you believe support any contentions made by you with regard to the events described in the Complaint.

RESPONSE: *Plaintiff has relieved these defendants from responding to Request number 4.*

5. Copies of all documents identified in response to the interrogatories served contemporaneously with these requests for production of documents.

RESPONSE: *Plaintiff has relieved these defendants from responding to Request number 6.*

6. Copies of all plans for deduction and payment of 12b-1 fees.

OBJECTION: *These defendants object to Request number 6 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

7. All minutes of all board of director meetings wherein 12b-1 fees were discussed or approved.

OBJECTION: *These defendants object to Request number 7 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

8. All records showing all votes by each director on any vote to adopt or continue plans for 12b-1 fees.

OBJECTION: *These defendants object to Request number 8 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

9. All records and materials presented to directors for consideration relating to adoption or continuation of any 12b-1 plan.

OBJECTION: *These defendants object to Request number 9 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

10. All records of payments to any entity of funds derived from 12b-1 fees.

RESPONSE: *Plaintiff has relieved these defendants from responding to Request number 10.*

11. All records that document any alleged benefits flowing to investors of 12b-1 funds charged after the sale of new shares in the fund has been closed.

OBJECTION: *These defendants object to Request number 11 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

12. All records that document any alleged benefit flowing to investors who have been charged 12b-1 fees in a fund wherein other classes of investors in the same fund have not been charged the same 12b-1 fees.

OBJECTION: *These defendants object to Request number 12 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

13. All accounting records of 12b-1 charges and payments made from such charges that have been deducted from funds owned by members of the proposed class.

OBJECTION: *These defendants object to Request number 13 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

14. All reports of expenditures of 12b-1 funds collected from members of the proposed class that were prepared as required by 17 C.F.R. § 270.12b-1(b)(3)(ii).

OBJECTION: *These defendants object to Request number 14 on the grounds that it seeks information which is not relevant to the issues of venue and transfer and is not reasonably calculated to lead to the discovery of admissible evidence as to these issues.*

Respectfully submitted,

TUCKER, EVERITT, LONG,
BREWTON & LANIER

By:______________________________
Thomas W. Tucker
State Bar No. 717975
453 Greene Street
P.O. Box 2426
Augusta, Georgia 30903-2426
Tel.: (706) 722-0771
Fax: (706) 722-7028

-and-

POLLACK & KAMINSKY
Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
114 West 47th Street, Suite 1900
New York, New York 10036
Tel.: (212) 575-4700
Fax: (212) 575-6560

Attorneys for Defendants INVESCO Funds Group, Inc. and A I M Distributors, Inc.

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF GEORGIA
DUBLIN DIVISION

HERMAN C. RAGAN, derivatively, and on behalf of himself and all others similarly situated,	)	
Plaintiff,	)	Complaint-Class Action
v.	)	No.: CV304-031
INVESCO FUNDS GROUP, INC. and AIM DISTRIBUTORS, INC.,	)	
Defendants.	)	

PLAINTIFF'S FIRST INTERROGATORIES AND REQUESTS FOR PRODUCTION OF DOCUMENTS TO DEFENDANTS

TO: THE ABOVE DEFENDANTS AND THEIR ATTORNEYS OF RECORD

In accordance with the applicable rules and statutes governing practice and procedure relating to discovery, you are required to answer separately and fully in writing and to produce separately and fully, under oath and within the time required by law, the interrogatories attached hereto as Exhibit "A" and to produce the items requested in the requests for production of documents attached hereto as Exhibit "B".

These interrogatories and requests for production shall be deemed continuing so as to require supplemental answers and production if further information is obtained between the time answers are served and the time of trial.

As used herein, the term "you" shall refer to the Defendants, their agents, employees, officers, investigators and attorneys. In the event any information requested is privileged, the Defendants are requested to state the grounds for such privilege.

EXHIBIT
tabbies
1

EXHIBIT "A"

1. Please identify the person answering these interrogatories on your behalf and all persons assisting in answering the interrogatories.

2. Please identify every person known to you who has any knowledge regarding the facts or circumstances concerning the events described in the Complaint.

3. Please identify every picture, photograph, drawing, recording, tangible object or other document, pertaining to any issue or fact involved in this controversy or to the occurrence referred to in the Complaint, and identify the possessor of each such document.

4. Please identify all expert witnesses you intend to call at trial, listing the subject matter on which each expert is expected to testify, the substance of the facts and opinions to which each expert is expected to testify and a summary of the grounds for each opinion.

5. As to each expert listed in response to the above interrogatory, please give a resume of his training, qualifications and experience, including a list of schools of higher learning which he has attended, the degrees which he received, any licenses which he holds, any honors which he has received, the professional societies of which he is a member and the identity and location of all publications which he has authored or contributed to.

6. Please identify all insurance policies known by you to provide coverage for the claims set out in the Complaint. As to each such policy, please set forth the issuer of the policy, the policy number, the limits of coverage and any defenses to coverage.

7. Identify all directors who have voted for or against plans to charge 12b-1 fees to investors in funds after the sale of shares in the fund have been closed.

8. Identify all directors who have voted for or against plans to charge 12b-1 fees to investors in funds wherein other investors in the same fund are charged lesser 12b -1 fees or no 12b-1

fees.

9. Identify all entities to whom payments have been made from 12b-1 funds collected from members of the proposed class and state the date and amount of each such payment.

10. Identify all parties who have made presentations or prepared reports that were presented to the board members that approved implementation or continuation of 12b-1 plans that charged fees to members of the proposed class.

11. Identify all persons who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1 fees to fund investors after the distribution of shares in the fund had closed.

12. Identify all persons who have, at any time, expressed an opinion relied upon by board members that justified charging 12b-1 fees to some investors in a fund, but not to other investors in the same fund.

EXHIBIT "B"

Comes now the Plaintiff and requests you to produce the following or in the alternative, state where and when counsel may inspect and copy same within the time provided for by law:

1. Each and every report or correspondence between you or a representative on your behalf and any insurance carrier, experts retained on your behalf or any other entity regarding the incident which is the subject matter of this litigation.

2. Copies of all documents and tangible things which are in any way relevant to this action or are calculated to lead to the discovery of relevant information, including: all writings, drawings, graphs, charts, correspondence, memoranda, notes, diaries, reports, summaries, statements and worksheets, whether made or obtained by you, any other party to this action, your attorneys, consultants of your attorneys, your insurance company or its agents.

3. Copies of all insurance policies providing liability coverage for the events described in the Complaint.

4. Copies of all documents which you believe support any contentions made by you with regard to the events described in the Complaint.

5. Copies of all documents identified in response to the interrogatories served contemporaneously with these requests for production of documents.

6. Copies of all plans for deduction and payment of 12b-1 fees.

7. All minutes of all board of director meetings wherein 12b-1 fees were discussed or approved.

8. All records showing all votes by each director on any vote to adopt or continue plans for 12b-1 fees.

9. All records and materials presented to directors for consideration relating to adoption or continuation of any 12b-1 plan.

CERTIFICATE OF SERVICE

This is to certify that on the 29 day of September, 2004, I served a copy of the within and foregoing DEFENDANTS' OBJECTIONS TO PLAINTIFF'S FIRST INTERROGATORIES AND REQUESTS FOR PRODUCTION OF DOCUMENTS TO DEFENDANTS upon the following by depositing a copy of same in the United States mail with adequate postage affixed thereon to ensure proper delivery addressed as set forth below:

John C. Bell, Jr.
Bell & James
945 Broad Street, 3rd Floor
P. O. Box 1547
Augusta, GA 30903-1547

Andrew P. Campbell
Campbell, Waller & Poer, LLC
2100-A SouthBridge Parkway, Suite 450
Birmingham, Alabama 35209

K. Stephen Jackson
K. Stephen Jackson, PC
Black Diamond Bldg.
2229 First Avenue, North
Birmingham, Alabama 35203

THOMAS W. TUCKER
Georgia Bar No. 717975